Exhibit 99.2

Nisun International Reports Unaudited Financial Results for the First Half of 2022

SHANGHAI, China, December 28, 2022 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced its unaudited financial results for the six months ended June 30, 2022.

Mr. Xiaoyun Huang, Chief Executive Officer of Nisun, commented, “We are pleased to deliver strong financial results for the six months ended June 30, 2022 with total revenue up 203% year-over-year, despite the challenging macroeconomic environment. To fight against the headwinds of uncertain economy, we focused on improving our operational efficiency and optimizing our services in a sustainable and efficient manner. With the strength of our optimized business model, we continued our efforts to expand our business, gain more market share and provide solutions to serve our customers better. Our solid financing performance demonstrate our excellent business resilience and our strong capability of navigating the dynamic market. ”

Mr. Huang continued, “Driven by our growth strategy for our supply chain business, we are actively strengthening our technological advantages and integrating our resources to unlock the potential of commercial value that facilitates sustainable long-term development. Our initiatives to accelerate our supply chain business growth in response to customer demands have generated a rising revenue. We remain dedicated to providing our clients with effective, high-quality supply chain solutions and committed to continuously driving shareholder value in the long run.”

Financial Results for the Six Months Ended June 30, 2022

All comparisons made on a year-over-year (“yoy”) basis.

Revenue

●	Total revenue increased by 203% to $118.0 million from $38.9 million in the six months ended June 30, 2021, with increases in revenue from both financing services and supply chain trading businesses. The increase in total revenue was primarily attributable to the increase in revenue from supply chain trading business.

●	Revenue from Supply Chain Trading Business was $70.7 million. The Company launched its supply chain trading business in July 2021 after securing high-quality customers and resources through its supply chain financing solutions business. The Company expects revenue from its supply chain trading business will continue to grow.

●	Revenue from Financing Services increased by 22% to $47.3 million from $38.9 million in prior year period.

●	Revenues generated from the Small and Medium Enterprise (SME) financing solutions business increased by 22% to $44.8 million from $36.6 million in the prior year period, primarily due to increased demand from SME customers seeking alternative financing solutions to bank financing.

●	Revenue generated from supply chain financing solutions increased by 8% to $2.5 million from $2.3 million in the prior year period, primarily due to extended business lines and increased supply chain transaction volume.

	For the six months ended June 30,				Changes
	2022	%	2021	%	($)	(%)
Revenue from Supply Chain Trading Business	70,727,078	60%	-	0%	70,727,078	100%
Revenue from financing services:
SME financing solutions	$44,822,386	38%	$36,615,078	94%	8,207,308	22%
Supply chain financing solutions	2,498,446	2%	2,313,136	6%	185,310	8%
Other financing solutions	-	0%	435	0%	(435)	(100)%
Total revenue from financing service	47,320,832	40%	38,928,649	100%	8,392,183	22%
Total revenue	$118,047,910	100%	$38,928,649	100%	79,119,261	203%

Cost of revenue

Cost of revenue was $96.5 million, compared to $20.7 million in the prior year period, representing an increase of 367%. The increase primarily attributable to increases in cost of revenue from supply chain trading business.

Gross Profit

Gross profit increased by 18% to $21.6 million, from $18.3 million in the prior year period, consistent with growth in revenue. Gross margin was 18.3% and 46.9% for the six months ended June 30, 2022 and 2021, respectively. The decrease in gross margin was primarily due to the increases in direct cost of revenue from supply chain trading business.

Operating Expenses

Total operating expenses slightly increased by 1% to $6.3 million from $6.2 million in the prior year period. The increase was primarily attributable to decreases in selling expenses, offset by the increase in general and administrative expenses and research and development (“R&D”) expenses.

●	Selling expenses decreased by 85% to $0.3 million from $1.8 million in the prior year period. The decrease in selling expenses was mainly a result of the Company’s efforts in cutting marketing costs.

●	General and administrative expenses increased by 35% to $5.2 million from $3.8 million in the prior year period. The increase in general and administrative expenses was mainly because of increased professional and staff compensation in the first half of fiscal 2022.

●	R&D expenses increased by 31% to $0.8 million from $0.6 million in the prior year period. The increased R&D expenses were primarily used to enhance and develop the functionalities of the Company’s supply chain solutions apps and platforms.

Other Income (Expense), net

The Company had a net other income of $2.8 million, compared to $1.3 million in the prior year period. The increase was due to foreign exchange gain realized from capital injection into PRC operating entities in the first half of 2022.

Net Income

In the six months ended June 30, 2022, the Company achieved a net income of $14.4 million, compared to $10.5 million in the same period of the prior year, primarily attributable to significant increases in revenue and gross profit from financing solution services.

Net Income per Share

Net income per share was $0.36 in the six months ended June 30, 2022, compared to $0.51 in the prior year period. The weighted average number of shares was 39,912,629 and 20,555,129 in the six months ended June 30, 2022 and 2021, respectively.

Financial Condition and Cash Flow

As of June 30, 2022, the Company had cash, cash equivalents and restricted cash of $91.8 million, compared to $91.6 million as of December 31, 2021. However, the Company’s short-term investment was $11.7 million as of June 30, 2022, compared to $40.7 million as of December 31, 2021.

In the six months ended June 30, 2022, net cash used in operating activities was approximately $30.4 million, net cash provided by investing activities was $24.1 million, and net cash provided by financing activities was $9.6 million.

In the six months ended June 30, 2021, net cash provided by operating activities was approximately $13.5 million, net cash used in investing activities was $24.8 million, and net cash used in financing activities was $0.6 million.

Conference Call Information

The Company will host an earnings conference call at 8:00 am U.S. Eastern Time (9:00 pm Beijing Time) on December 28, 2022. Dial-in details for the conference call are as follows:

Date:	December 28, 2022
Time:	8:00 am U.S. Eastern Time
International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
China Toll Free:	4001-201203
Hong Kong-Local Toll:	852-301-84992
Conference ID	Nisun International Enterprise Development Group Co., Ltd

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation.

For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until January 4, 2023. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No. 8959239.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.nisun-international.com.

Recent Developments

On December 21, 2022, Fintech (Henan) Supply Chain Management Co., Ltd (“Henan Fintech”), a subsidiary of Fintech (Shanghai) Digital Technology Co., Ltd, entered into a share transfer agreement with Shandong Yongdao Zhihe Property Management Co., Ltd to sell the 51% of equity interest Henan Fintech held in Youjiatian to the purchaser for RMB 2 million, or approximately $0.29 million.

On August 17, 2022, the Company completed the acquisition of Qingdao Sailang International Trade Co., Ltd (“Qingdao Sailang”), a company engaged in domestic and international trades of metal ore, for RMB 5 million, or approximately $0.74 million. Following the acquisition, the Company owns 100% of the equity in Qingdao Sailang through its subsidiary, NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts:

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Email: tina.xiao@ascent-ir.com

Tel: +1 (917) 609-0333

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(EXPRESSED IN US DOLLARS)

	June 30, 2022	December 31, 2021
ASSETS	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$90,988,227	$91,447,620
Restricted cash	805,031	179,421
Short-term investments	11,657,037	40,666,617
Accounts receivable, net	21,773,427	18,516,150
Advance to suppliers, net	23,513,570	9,213,279
Receivables from supply chain solutions	25,479,070	59,792,613
Inventories	21,116,488	3,979,653
Prepaid expenses and other current assets	2,425,193	4,002,675
Assets of discontinued operations - current	2,192,059	-
TOTAL CURRENT ASSETS	199,940,102	227,798,028

NON-CURRENT ASSETS:
Property and equipment, net	520,051	464,156
Intangible assets, net	2,318,861	2,850,853
Right-of-use assets, net	3,396,841	479,473
Equity investments	352,139	404,022
Investment in limited partnership and other investments	15,863,334	16,207,152
Goodwill	24,521,872	25,774,402
Long-term investments	2,985,921	-
Assets of discontinued operations – non-current	90,202	-
TOTAL NON-CURRENT ASSETS	50,049,221	46,180,058
TOTAL ASSETS	$249,989,323	$273,978,086
LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$9,093,363	$34,997,401
Short-term bank loans	-	784,609
Accrued expenses and other current liabilities	6,269,465	3,575,836
Operating lease liabilities - current	623,019	337,698
Payables to supply chain solutions	6,015,680	25,922,931
Advances from customer	11,778,616	3,429,103
Taxes payable	2,436,421	8,851,898
Loan from related party	9,528,965	10,528,965
Due to related parties - current	8,054,523	295,336
Liabilities of discontinued operations - current	911,513	-
TOTAL CURRENT LIABILITIES	54,711,565	88,723,777

Operating lease liabilities – non-current	2,773,822	148,988
Deferred tax liabilities	390,036	504,033
Liabilities of discontinued operations - non-current	1,039,317	-
TOTAL LIABILITIES	58,914,740	89,376,798

SHAREHOLDERS’ EQUITY:
Class A common stock, $0.001 par value, 310,000,000 and 40,000,000 shares authorized as of June 30, 2022 and December 31, 2021, respectively; 40,062,629 and 39,812,629 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively.	40,063	39,813
Class B common stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of June 30, 2022 and December 31, 2021	-	-
Additional paid-in capital	130,503,387	130,318,637
Retained earnings	51,990,659	37,819,226
Statutory reserves	6,942,111	6,942,111
Unearned compensation	-	(125,630)
Accumulated other comprehensive (loss) income	(2,550,788)	5,632,199
COMMON SHAREHOLDERS’ EQUITY	186,925,432	180,626,356
Non-controlling interests	4,149,151	3,974,932
TOTAL SHAREHOLDERS’ EQUITY	191,074,583	184,601,288
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$249,989,323	$273,978,086

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(EXPRESSED IN US DOLLARS)

 (Unaudited)

	For the Six Months Ended June 30,
	2022	2021
REVENUES:
Revenue generated from sales:
Supply chain trading business	$70,727,078	$-
Revenue generated from services:
Small and Medium Enterprise financing solutions	$44,822,386	$36,615,078
Supply Chain financing solutions	2,498,446	2,313,136
Other financing solutions	-	435
Total revenue generated from services	47,320,832	38,928,649
TOTAL REVENUES	118,047,910	38,928,649

COST OF REVENUE:
Cost of revenue - services	(26,451,468)	(20,446,726)
Cost of revenue - sales	(69,854,217)	-
Business and sales related taxes	(165,506)	(218,238)
GROSS PROFIT	21,576,719	18,263,685

OPERATING EXPENSES:
Selling expenses	261,590	1,769,400
General and administrative expenses	5,177,548	3,830,198
Research and development expenses	834,195	636,488
Total operating expenses	6,273,333	6,236,086
INCOME FROM OPERATIONS	15,303,386	12,027,599

OTHER INCOME (EXPENSE):
Interest and investment income	1,249,509	836,857
Other income (expense), net	1,512,562	460,187
Total other income (expense), net	2,762,071	1,297,044

INCOME BEFORE PROVISION FOR INCOME TAXES	18,065,457	13,324,643

PROVISION FOR INCOME TAXES	3,414,449	2,844,560
NET INCOME FROM CONTINUING OPERATIONS	14,651,008	10,480,083

DISCONTINUED OPERATIONS:
(Loss) from discontinued operations, net of tax	(292,069)	-
NET (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	(292,069)	-
NET INCOME	14,358,939	10,480,083
Less: net income from continuing operations attributable to non-controlling interest	330,620	93,855
Less: net (loss) from discontinued operations attributable to non-controlling interest	(143,114)	-
NET INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS	$14,171,433	$10,386,228

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation (loss) income	(8,182,987)	318,858
COMPREHENSIVE INCOME	5,988,446	10,705,086
Comprehensive (loss) attributable to non-controlling interests	(6,658)	-
COMPREHENSIVE INCOME ATTRIBUTABLE TO SHAREHOLDERS	$5,995,104	$10,705,086
BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE:
Income from continuing operations	$0.37	$0.51
Income (loss) from discontinued operations	(0.01)	-
TOTAL EARNINGS (LOSS) PER COMMON SHARE	$0.36	$0.51
Weighted average number of shares outstanding-basic and diluted	39,912,629	20,555,129

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MOTHS ENDED JUNE 30, 2022 AND 2021

(EXPRESSED IN US DOLLARS)

(Unaudited)

	For the Six Months Ended June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$14,358,939	$10,480,083
Net (loss) from discontinued operations	(292,069)	-
Net income from continuing operations	14,651,008	10,480,083
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	639,002	1,105,022
Stock-based compensation	125,630	247,565
Loss (Income) from investments	218,929	(725,519)
Deferred tax (benefit) expense	(92,798)	259,887
Issuance of stock for services	185,000	-
Changes in operating assets and liabilities:
Accounts receivable	(4,310,119)	(2,488,129)
Advance to suppliers	(15,246,921)	-
Prepaid expenses and other current assets	1,444,248	(1,282,859)
Operating lease right-of-use assets	(3,115,440)	-
Receivables from supply chain solutions	32,564,077	(25,141,298)
Inventories	(17,968,203)	-
Accounts payable	(25,094,299)	31,284,968
Advance from customers	9,408,745	1,052,611
Taxes payable	(6,205,647)	(1,550,469)
Other payables	(735,659)	(140,420)
Payable to supply chain solutions	(19,913,058)	1,108,934
Operating lease liabilities	3,041,808	(442,024)
Accrued expenses and other current liabilities	340,313	(261,322)
Net cash (used in) provided by operating activities from continuing operations	(30,063,383)	13,507,030
Net cash (used in) operating activities from discontinued operations	(356,347)	-
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(30,419,730)	13,507,030

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(178,953)	(154,155)
Purchase of intangible asset	-	(14,581)
Cash paid for acquisitions	(78,944)	(7,007,905)
Purchase of long-term investment	(2,985,921)	-
Cash received on disposal of discontinued operations	-	14,950,730
Proceeds from sale of short-term investments	49,210,720	-
Purchase of short-term investments	(21,825,681)	(32,573,879)
Net cash provided by (used in) investing activities from continuing operations	24,141,221	(24,799,790)
Net cash (used in) investing activities from discontinued operations	-	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	24,141,221	(24,799,790)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	-	774,401
Repayment of short-term bank loans	(773,960)	-
Proceeds from third party loans	3,363,632	-
Repayment to related party	(1,010,517)	(1,399,602)
Proceeds from related party	8,049,187	-
Net cash provided by (used in) financing activities from continuing operations	9,628,342	(625,201)
Net cash (used in) financing activities from discontinued operations	-	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	9,628,342	(625,201)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(3,539,963)	(333,090)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(190,130)	(12,251,051)
Add: decrease in cash and cash equivalents from discontinued operations	356,347	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	166,217	(12,251,051)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-BEGINNING	91,627,041	22,198,257
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-ENDING	$91,793,258	$9,947,206

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$8,163,616	$3,469,253
Cash paid for interest	$5,420	$19,606

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Accrued lease liabilities	$3,396,841	$1,679,556
Issuance of shares for compensation	$185,000	$2,150,000

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalents	$90,988,227	$9,790,363
Restricted cash	805,031	156,843
Total cash, cash equivalents and restricted cash	$91,793,258	$9,947,206